                          TRIDENT INTERNATIONAL, INC.
                               1114 FEDERAL ROAD
                         BROOKFIELD, CONNECTICUT 06804
                                 (203) 740-9333

                                                                January 13, 1999

Dear Stockholder:

     I am pleased to inform you that, on January 6, 1999, Trident International, Inc. (the "Company") and Illinois Tool Works Inc. ("ITW") entered into a Merger Agreement. Pursuant to the terms of the Merger Agreement, ITW Acquisition Inc., a wholly owned subsidiary of ITW, is commencing a cash tender offer for all of the outstanding shares of common stock of the Company at a price of $16.50 per share. Promptly following the completion of the tender offer, ITW Acquisition Inc. will be merged into the Company, and all outstanding shares of the Company's common stock (other than those owned by the Company or ITW or any of their respective affiliates, and other than those owned by dissenting stockholders) will be converted into the right to receive $16.50 in cash. Your Board of Directors has unanimously approved the tender offer and the merger and declared each of them advisable and unanimously recommends that the Company's stockholders tender their shares of common stock in the tender offer. In arriving at this decision, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other factors, the Board considered the opinion dated January 6, 1999 of The Robinson-Humphrey Company, LLC, the Company's financial advisor, which provides that, based upon and subject to the matters set forth in the opinion, the cash consideration to be received by stockholders of the Company pursuant to the tender offer and the merger is fair to the Company's stockholders from a financial point of view.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is ITW's Offer to Purchase, dated January 13, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions regarding how to tender your shares. I urge you to read the enclosed materials carefully.

     Your Board of Directors believes that the proposed acquisition of the Company by ITW is fair to and in the best interests of the Company's stockholders.

                                            Sincerely,

                                            /s/ ELAINE A. PULLEN
                                            ------------------------------
                                            ELAINE A. PULLEN
                                            President and Chief Executive
                                            Officer